                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F    X                    Form 40-F
                 -------                           -------

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes                               No    X
           -------                          -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: July 30, 2003              By  /s/ Harvey Chang
                                   --------------------------------------
                                         Harvey Chang
                                         Senior Vice President & Chief Financial
                                         Officer

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                  TSMC Senior VP and CFO Harvey Chang to Resign

                  Lora Ho to Be Promoted as VP and CFO of TSMC

Hsinchu, Taiwan - July 30, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today announced that its Senior VP and CFO Harvey Chang is leaving the Company on September 8, 2003, and at that time Ms. Lora Ho, currently TSMC Controller, will become Vice President, Chief Financial Officer and Spokesperson of TSMC to replace Mr. Harvey Chang. Ms. Ho will report directly to TSMC Chairman and CEO Dr. Morris Chang.

Dr. Morris Chang says: "Harvey has made great contributions to TSMC in the past five and half years he has been with the Company, but I have always known that one day he will want to run his own business. Now that the opportunity to be the president of Taiwan Cellular Corporations has come along, we are sorry to lose Harvey but are glad that Lora is ready to take over his responsibilities. At the same time, we give Harvey our very best for his future success."

"The past five and half years have been exciting. I learned and benefited a great deal from Dr. Morris Chang, who is truly a world-class industry leader. It is regrettable for me to depart from the great TSMC team. I will always be proud that I was once a member at TSMC", Mr. Harvey Chang said.

Dr. Morris Chang added, "Ms. Lora Ho has been working in the finance and accounting field for more than 20 years. Prior to joining TSMC as Controller in June 1999, she served as the CFO at TI-Acer Semiconductor Manufacturing Inc. for several years. After joining TSMC, Lora has performed outstandingly. I believe that Lora be a very capable chief financial officer."

Ms. Ho received a B.S. degree in Accounting at National Chengchi University in Taiwan in 1978, and earlier this year she received her Master degree from the Executive MBA program at National Taiwan University.

                             #      #      #

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
     886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

For further information, please contact:
Mr. Jesse Chou                          Ms. Shan-Shan Guo
Public Affairs Manager, TSMC            PR Manager, TSMC
Tel: 886-3-666-5029 (O)                 Tel: 886-3-666-5033(O)
     886-932-113-258(Mobile)                 886-939-059-246 (Mobile)
Fax: 03-5670121                         Fax: 03-5670121
E-Mail: jhchoua@tsmc.com.tw             Email: ssguo@tsmc.com.tw